

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Ciro M. DeFalco
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
400 Atlantic Street
Stamford, Connecticut 06901

      Re: NAVIGATORS GROUP INC
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 17, 2017
      File No. 000-15886

Dear Mr. DeFalco:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 5. Reserves for Losses and LAE
Supplemental Tables Related to Short Duration Contracts, page F-24

1.   Please provide us an analysis of each of the business divisions (i.e. excess casualty, primary casualty, environmental and other P&C) within your U.S. Insurance – U.S. P&C operating segment to help us evaluate whether further disaggregation of the incurred and paid claims tables on page F-26 for this operating segment is necessary. We are concerned that the information for this operating segment in the tables is obscured by the aggregation of items with significantly different characteristics. Refer to ASC 944-40-50-4H. In your analysis, compare and contrast the characteristics of the business divisions as well as comparing and contrasting the characteristics of products within each division. In

various places in your filing, you refer to short tail and long tail classes of business. To further help us with our evaluation, please provide us tables that aggregate the short tail classes of business separately from your long tail classes of business for your U.S. Insurance – U.S. P&C operating segment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance